Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270272-01

May 29, 2024

Medtronic, Inc.

Pricing Term Sheet

May 29, 2024

Issuer:	Medtronic, Inc.

Guarantors:	Medtronic plc and Medtronic Global Holdings S.C.A.

Trade Date:	May 29, 2024

Settlement Date*:	T+3; June 3, 2024

Denominations:	€100,000 x €1,000

Listing:	Issuer intends to apply to list the Notes on the New York Stock Exchange

Expected Ratings (Moody’s/S&P) **:	A3 (Stable) / A (Stable)

Joint Bookrunners:	Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International and Mizuho International plc

Senior Co-Managers:	Barclays Bank PLC, Deutsche Bank AG, London Branch, Goldman Sachs & Co. LLC and HSBC Bank plc

Co-Managers:	Drexel Hamilton, LLC, Guzman & Company, Independence Point Securities LLC and Siebert Williams Shank & Co., LLC

Principal Amount:	€850,000,000	€850,000,000	€600,000,000	€700,000,000

Title:	3.650% Senior Notes due 2029	3.875% Senior Notes due 2036	4.150% Senior Notes due 2043	4.150% Senior Notes due 2053

Security Type/Format:	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered	Senior Notes/SEC Registered

Maturity Date:	October 15, 2029	October 15, 2036	October 15, 2043	October 15, 2053

Coupon:	3.650%	3.875%	4.150%	4.150%

Price to Public:	99.991%	99.930%	99.823%	99.417%

Yield to Maturity:	3.655%	3.884%	4.165%	4.186%

Reference to Mid-swaps Rate:	3.005%	2.934%	2.865%	2.636%

Spread to Mid-swaps:	65 bps	95 bps	130 bps	155 bps

Spread to Benchmark Bund:	99.5 bps	110.9 bps	128.0 bps	136.1 bps

Benchmark Bund:	DBR 0.000% due August 15, 2029	DBR 0.000% due May 15, 2036	DBR 3.250% due July 4, 2042	DBR 1.800% due August 15, 2053

Benchmark Bund Price and Yield:	€87.22 / 2.660%	€72.09 / 2.775%	€105.08 / 2.885%	€79.80 / 2.825%

Interest Payment Dates:	Annually on October 15 of each year, beginning on October 15, 2024	Annually on October 15 of each year, beginning on October 15, 2024	Annually on October 15 of each year, beginning on October 15, 2024	Annually on October 15 of each year, beginning on October 15, 2024

Day Count Convention:	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)	Actual/Actual (ICMA)

Optional Redemption:	The issuer may redeem the 2029 Notes in whole or in part, at any time prior to September 15, 2029 (one month prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2036 Notes in whole or in part, at any time prior to July 15, 2036 (three months prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2043 Notes in whole or in part, at any time prior to April 15, 2043 (six months prior to their maturity date) at a redemption price equal to the greater of:	The issuer may redeem the 2053 Notes in whole or in part, at any time prior to April 15, 2053 (six months prior to their maturity date) at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2029 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2029 Notes matured on September 15, 2029), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 15 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2036 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2036 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2036 Notes matured on July 15, 2036), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2043 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2043 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2043 Notes matured on April 15, 2043), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 20 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

(i) 100% of the principal amount of the 2053 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2053 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2053 Notes matured on April 15, 2053), discounted to the redemption date on an annual basis at the Comparable Bond Rate, as described in the preliminary prospectus supplement, plus 25 basis points, plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

	In addition, at any time on or after September 15, 2029 (one month prior to their maturity date), the issuer may at its option redeem the 2029 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after July 15, 2036 (three months prior to their maturity date), the issuer may at its option redeem the 2036 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after April 15, 2043 (six months prior to their maturity date), the issuer may at its option redeem the 2043 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2043 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.	In addition, at any time on or after April 15, 2053 (six months prior to their maturity date), the issuer may at its option redeem the 2053 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2053 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the date of redemption.

ISIN:	XS2834367646	XS2834367729	XS2834367992	XS2834368453

Common Code:	283436764	283436772	283436799	283436845

*   We expect to deliver the Notes against payment for the Notes on June 3, 2024, the third business day following the date of this pricing term sheet (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

**  An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Limited at +1 800 831 9146, J.P. Morgan Securities plc at +44 20 7134 2468 (non-U.S. investors) or J.P. Morgan Securities LLC collect at +1 212 834 4533 (U.S. investors), Merrill Lynch International at +1 800 294 1322 and Mizuho International plc at +44 20 7248 3920.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic, Inc. on May 29, 2024 relating to its prospectus dated March 3, 2023.

Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs/UK PRIIPs key information document has been prepared as the notes are not available to retail investors in the EEA and the United Kingdom.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

Stabilization. Relevant stabilization regulations including FCA/ICMA apply.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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